EXHIBIT 99.1

Gildan Activewear Board of Directors Issues Letter to Shareholders

-	Board Urges Shareholders to Vote “FOR” ALL Gildan’s Qualified and Experienced Director Nominees and Karen Stuckey and J.P. Towner on the BLUE Proxy Card

Montreal, May 15, 2024 – Gildan Activewear Inc. (GIL; TSX and NYSE) today announced that its Board of Directors has issued a letter to shareholders in connection with its upcoming 2024 Annual Meeting of Shareholders (the “2024 Annual Meeting”) to be held on May 28, 2024.

At the 2024 Annual Meeting, activist investor Browning West is seeking to replace eight of Gildan’s highly qualified directors with its own candidates, including its own Co-Founder, Peter Lee, and reinstall Glenn Chamandy, as CEO of the Company. Gildan’s Board strongly urges shareholders to vote “FOR” ALL Gildan nominees as well as Karen Stuckey and J.P. Towner on the BLUE proxy card. The full text of the letter follows:

Dear Fellow Shareholder,

Your vote at Gildan’s upcoming Annual Meeting on May 28, 2024, is critical to the future of our Company. Browning West’s attempt to gain control of our company without paying a premium, with the intention of removing Vince Tyra as CEO and reinstating Glenn Chamandy, poses a significant threat to the stability of your investment. The Gildan Board strongly urges shareholders to protect the value of their investment by voting “FOR” all Gildan nominees as well as Karen Stuckey and J.P. Towner on the BLUE proxy card.

In line with our commitment to regular and ongoing Board refreshment, we recently refreshed our Board by appointing Timothy (Tim) Hodgson, Lewis L. (Lee) Bird III, Jane Craighead, Lynn Loewen, and Les Viner as independent directors of the Board; recommending the election of Browning West nominees Karen Stuckey and J.P. Towner at the upcoming Annual Meeting; and appointing Tim Hodgson as Non-Executive / Independent Chair of the Board.

Gildan’s newly refreshed Board contains the right mix of fresh perspectives, historical continuity, and investor input – including five newly-refreshed independent directors, and four incumbent independent directors. Continuing the Board’s track record of significant refreshment over the past several years, this new slate is strong, engaged, and diverse, with a balanced mix of experience, skills, and leadership expertise to execute the Company’s strategy and enhance value for all shareholders.

Gildan Activewear Director Nominees
Tim Hodgson Non-Executive / Independent Chair Former Special Advisor to Governor Carney at the Bank of Canada and former CEO of Goldman Sachs Canada Director since: May 1, 2024	Tim Hodgson is the Non-Executive / Independent Chair of the Board and has a long and distinguished leadership career in asset management and finance, as well as public service. He is known for successfully bringing clarity, focus, collaboration, and value creation as part of leading the turnaround in several challenging situations.

Key Experience / Qualifications:

✓    History as a value creator – generating positive average annual total shareholder returns as a director

✓    Strong experience serving on boards of institutional investors including the Ontario Teacher’s Pension Plan and the Public Sector Pension Investment Board

✓    Has provided a steady hand as a board member of several CEO transitions and succession plans, including as Chair of Hydro One Ltd., where he has overseen +104% total shareholder return for shareholders[1]

Other Affiliation(s):

-       Hydro One (Chair)

-       Canadian Investment Regulatory Organization (Chair)

-       Ontario Teacher’s Pension Plan (Vice Chair, Investment Committee)

-       Property and Casualty Insurance Compensation Corporation (Director)

Lee Bird Independent Director Former Chairman and Chief Executive Officer of At Home Group Inc. Director since: May 1, 2024	Lee Bird brings to the Gildan Board deep leadership experience and relevant industry expertise in consumer, apparel, and supply chain.

Key Experience / Qualifications:

✓    Textile and apparel industry experience, including senior executive roles at Nike Inc., The Gap Inc., and Old Navy

✓    Proven experience as a CEO and director of public companies

Other Affiliation(s):

-       Larry H. Miller Company (Director)

-       Marriott School of Business at BYU (National Advisory Committee Member)

-       Member of the Ownership Advisory Group of the NHL Dallas Stars

Dhaval Buch Independent Director Current Senior Advisor with Blackstone Private Equity and to the Mahindra Group Director since: February 2022	Dhaval Buch is an accomplished business leader and his international expertise in supply chain operations and extensive knowledge in sustainable sourcing makes him an ideal member of the Gildan Board.

Key Experience / Qualifications:

✓    Generated positive annualized total shareholder return during his tenure as a named executive officer at Hindustan Unilever Limited

✓    Deep experience in supply chain, distribution, and manufacturing operations

Other Affiliation(s):

-       Blackstone Private Equity (Senior Advisor)

-       Mahindra Group (Senior Advisor)

-       EPL Limited (Director, Chair of Risk Management Committee)

-       Bristlecone Inc. (Chair)

1 As of May 6, 2024.

Marc Caira Independent Director Former Vice-Chairman of the Board of Directors of Restaurant Brands International Inc. Director since: May 2018	Marc Caira has extensive international executive experience as well as public company board experience across a range of industries.

Key Experience / Qualifications:

✓    Generated positive average annualized total shareholder returns during his director tenure at Gildan and as CEO of Tim Hortons Inc.

✓    Experience in sales and marketing, global growth and operations, human capital management and compensation, strategy and risk management, and manufacturing operations

Other Affiliation(s):

-       Minto Group (Director)

-       University Health Network Foundation (Director)

Jane Craighead Independent Director Former Senior Vice President Global Human Resources at Scotiabank Director since: May 1, 2024	Jane Craighead has over 20 years of experience with public companies, including as executive management and an independent corporate director. Jane is skilled in finance and accounting, human resource management including executive compensation, corporate governance, business strategy, and change management.

Key Experience / Qualifications:

✓     Extensive corporate governance credentials having chaired various key committees at public companies

✓    Seasoned human resources professional as both an executive and board member

Other Affiliation(s):

-      Crombie Real Estate Investment Trust (Director, Chair of Governance and Nominating Committee)

-      Wajax Corporation (Director, Chair of Human Resources Committee)

-      Telesat Corporation (Director, Chair of Human Resources and Compensation Committee)

Sharon Driscoll Independent Director Former CFO, Co-CEO, and Advisor to the CEO at RB Global Director since: October 2023	Sharon Driscoll has 15 plus years of C-suite experience across finance, strategy, and transformation roles in publicly traded and privately held retail and distribution environments.

Key Experience / Qualifications:

✓    Generated positive average annualized total shareholder return in her director roles at other public companies and in her named executive officer roles at other public companies

✓    Experience in strategy and risk management, account and financial, corporate governance and regulatory, digital and technology, human capital management, and compensation

Other Affiliation(s):

-      Empire Company Limited (Director)

-      Imperial Oil Limited (Director)

Lynn Loewen Independent Director Former President of Minogue Medical Inc. Director since: May 1, 2024	Lynn Loewen brings a wealth of valuable experience to the Board, particularly in executive leadership, governance, risk management, finance, technology, accounting, and sustainability/ESG.

Key Experience / Qualifications:

✓    Significant experience in executive and leadership roles in public companies

✓    Extensive corporate governance credentials including previous experience in audit, ESG, health and safety, and risk and technology

Other Affiliation(s):

-      National Bank of Canada (Director, Chair of the Audit Committee)

-      Emera Incorporated (Director)

-      Mount Allison University (Chancellor)

Anne Martin-Vachon Independent Director Current Senior Vice-President, Sales and Chief Retail Officer for Rogers Communications Inc. Director since: February 2015	Anne Martin-Vachon has decades of leadership experience and relevant industry experience in consumer goods and retail both in the US and Canada.

Key Experience / Qualifications:

✓    Generated positive annualized total shareholder returns at Gildan and in her executive role at Nordstrom Inc.

✓    Experience in digital and technology, sales and marketing, strategy and risk management, textile and apparel industry, human capital management, and compensation

Other Affiliation(s):

-      Retail Council of Canada (Chair)

Vincent (Vince) J. Tyra President & CEO; Non-Independent Director Former Senior Vice-President of Corporate Strategy and Mergers and Acquisitions at Houchens Industries Director since: January 2024	Vince Tyra brings a wealth of experience and proven leadership to his role as President and CEO of Gildan, where he assumed office on January 15, 2024. Vince has held leadership positions across a broad range of industries and managerial challenges, while demonstrating strong financial performance throughout his career.

Key Experience / Qualifications:

✓    Most recently served as Senior Vice-President of Corporate Strategy and Mergers and Acquisitions at Houchens Industries from 2022 to 2024, spearheading strategic initiatives that drove growth in the company’s $4-billion revenue employee-owned portfolio across various sectors, including manufacturing, consumer products, and retail

✓    During his six-year tenure, Broder Bros. EBITDA increased by 223% with a compound annual growth rate (CAGR) of 26.4%, delivering on the key objectives for his shareholders

✓    Strong track record of driving growth at portfolio companies at Southfield Capital and Houchens Industries; Vince’s portfolio produced strong returns, with an internal rate of return of 27% and a multiple on invested capital of 3.2x

✓    Early in his career, Vince invested in and grew his own activewear business, utilizing Gildan as a key supplier

✓    Joined Fruit of the Loom from 1997 to 2000 where the Board of Directors promoted him to President in the company’s darkest hour to develop and implement a restructuring plan that put Fruit of the Loom back on sound financial footing ahead of its eventual sale to Berkshire Hathaway

✓    Has served on the board of directors at 10 companies and stepped in as interim Chief Executive Officer at three

✓    Experience in strategy and risk management, human capital management, global growth and operations, sales and marketing, and manufacturing operations

Other Affiliation(s):

-      Houchens Industries (Director)

Les Viner Independent Director Former Managing Partner of Torys LLP Director since: May 1, 2024	Les Viner is a lawyer, Chartered Professional Accountant (CPA), and seasoned business leader, bringing to the Board extensive experience in financial and strategic planning, change management, talent development, risk management, conflict resolution, business development, and transaction execution.

Key Experience / Qualifications:

✓    Extensive experience as both a lawyer and a chartered professional accountant

✓     Business career includes significant experience in financial and strategic planning, change management, talent development, and transaction execution

Other Affiliation(s):

-      NA

After careful examination of Browning West’s nominees and extensive engagement with shareholders, the Board is recommending that shareholders elect Karen Stuckey and J.P. Towner from Browning West’s slate as we believe their experience and background will be additive to the Board and the Company’s growth agenda.

Karen Stuckey Former Senior Vice President at Walmart Inc.	Karen Stuckey brings over 30 years of customer-driven leadership at retail and consumer goods companies. She has a wealth of knowledge spanning merchandising P&L and $40B+ private brand portfolio and product development leadership, coupled with deep global sourcing and supply chain expertise.

Key Experience / Qualifications:

✓    Extensive apparel experience, including private label while in her role at Walmart Inc.

✓     International operations experience including global supply chain operations

Other Affiliation(s):

-       NA

J.P. Towner Chief Financial Officer of RONA inc.	J.P. Towner has extensive experience working in low-cost vertically integrated businesses focused on value-oriented consumer products with successful founders and has a track record of delivering strong financial results.

Key Experience / Qualifications:

✓    Experience highly relevant to Gildan’s focus on vertical integration and maintaining a low-cost, vertically integrated business model

✓    Extensive consumer products experience and public company executive experience

Other Affiliation(s):

-       NA

Conversely, Gildan’s Board believes that it would be disruptive to elect any of the remaining 6 members of the Browning West slate to the Board and does not believe that these nominees would be additive to deliberations. Specifically, they would not add any skills or expertise to the Company’s Board that are not already present in Gildan’s refreshed slate and would serve to impair continuity and the deliberate and thoughtful refreshment process already underway at Gildan.

Browning West Nominee	Qualities Detrimental to Gildan
Glenn Chamandy

×     As CEO, Glenn was unable to produce a long-term organic growth plan and was uninterested in developing organic growth initiatives for Gildan

×     Presented the Gildan Board with risky and dilutive acquisition targets in an attempt to prolong his tenure as CEO and provided the Board with the ultimatum: approve a high-risk multi-billion dollar acquisition strategy predicated on guaranteeing his role as CEO for several more years to oversee its integration, or, he would leave the Company immediately and sell his shares. Browning West’s dissident proxy circular confirms that he executed on this threat; Mr. Chamandy no longer holds any shares in the company.

×     Given his past actions, can he be trusted as a director to put the interests of the Company ahead of his own? His election would result in disruption of a necessary leadership transition and re-energized corporate strategy already underway

×      Under Mr. Chamandy’s leadership, while annualized TSR from December 2003 to December 2014 was 21%, from December 2014 through December 2023, it was only 5%. Recently, prior to Mr. Chamandy’s termination and during the period between Q1 2022 and December 8, 2023, Gildan’s TSR was (4)%, whereas the median TSR of the same select Gildan peers was 2%.

Peter Lee

×     Oversaw negative annual total shareholder returns and stock underperformance (-24%) compared to its relative benchmark[2] at his sole public company director role at Countryside Properties, as well as significant leadership turmoil

×     No public company experience as a named executive officer

×     No garment or textile manufacturing experience

×     As a Browning West principal and holding only 5% of shares, wants to take control of the Company and its Board

Ghislain Houle	× No public company director experience × No garment and textile manufacturing experience × No supply chain and distribution experience
Michael Kneeland

×     Served on the board of Monitronics International Inc. when the company filed for Chapter 11 bankruptcy protection in 2023

×     Served as the Chair of the Compensation Committee at YRC Worldwide Inc. where Glass Lewis recommended AGAINST their executive compensation resolution during 3 years of his tenure

×     No garment or textile manufacturing experience

Melanie Kau	× No garment or textile manufacturing experience
Michener Chandlee	× No public company director experience × No public company experience as a named executive officer

2 Underperformance calculated as the CSP stock price return during Mr. Lee’s tenure as a Board member vs. the index performance of FSTE 100 based on the closing price of January 21, 2022, and closing price of November 11, 2022

We have sought an amicable resolution with Browning West consistently over months of engagement. All good faith efforts by the Company to reach a settlement, as well as offers to meet and vet their nominees, have been repeatedly rebuffed by the activist hedge fund, leaving no room for constructive engagement, let alone a go-forward resolution. Browning West is not willing to consider any alternative to reinstating the highly value destructive and disengaged former CEO Glenn Chamandy, and instead continues to run a costly, disruptive campaign at the expense of Gildan shareholders that is rooted in false claims.

Browning West Inaccurate Claims	The Facts
“In December 2023, the Board of Directors plunged Gildan into chaos by abruptly terminating high-performing and long-standing CEO Glenn Chamandy without cause or credible explanation.”

-       The Board was unanimous in its conviction that retaining Mr. Chamandy as CEO would have jeopardized the future of Gildan and destroyed significant shareholder value.

-       After agreeing to a formal succession plan in 2021, Mr. Chamandy recently made clear that he never intended to abide by that agreement, telling the media in December 2023 that he had no intention of leaving and would only leave when he thought the time was right.

-       Mr. Chamandy was putting his personal interests ahead of the Company’s. The business was losing momentum and growth stagnated. Despite the previously agreed succession plan, Mr. Chamandy demanded that the Board approve a risky, multi-billion-dollar acquisitions strategy predicated on him staying CEO for several more years and threatened that he would quit and sell all his shares if the Board did not do so.

-       The independent Board did not believe that Mr. Chamandy’s strategy was in the best interests of the Company or its shareholders. Mr. Chamandy’s ultimatums, his decision to upend the carefully planned succession plan, his disruptive behavior and his unwillingness to cooperate, and his concealed taping of a private and confidential conversation led to an unreconcilable break in the relationship between the Board and he left the Board no choice but to terminate him.

-       Starting in March 2022, the Board ran a robust process to identify the next CEO, beginning with a universe list of 515 profiles, progressing to a long list of 37 profiles, to a short list 21 candidates, to a ranked short list of seven candidates, to a finalist list comprised of four candidates, narrowed to three finalists after a first round of interviews, to the selection of the winning candidate, with an appropriate number of meetings and interviews held with all finalists.

-       The Board’s decision to remove Mr. Chamandy as CEO has also been affirmed by two leading independent governance experts, Dr. Richard Leblanc and Peter Dey, both of whom the Board contracted to conduct separate reviews in connection with the Board’s succession process which led to Mr. Chamandy’s removal as CEO.

“Mr. Tyra lacks the critical qualities that are required to successfully lead Gildan, namely: (i) best-in-class manufacturing and vertical integration experience, (ii) a clear and verifiable track-record of value creation, (iii) a demonstrated ability to manage an increasingly global business with vast scale, and (iv) the highest level of integrity.”

-       Throughout Vince’s career, he has demonstrated thoughtful leadership and clear financial success, underscoring that he is the right person to move Gildan forward.

-       At Southfield Capital, his portfolio produced an internal rate of return of 27% and a multiple of invested capital of 3.2x.

-       In addition, Vince has obvious relevant industry experience. Early in his career, Vince invested in and grew his own activewear business, utilizing Gildan as a key supplier.

-       At Broder Bros., he successfully engineered the acquisition of Alpha Shirt Holdings. During his six-year tenure at Broder Bros., EBITDA increased by 223% with a CAGR of 26.4%.

-       At Fruit of the Loom, Vince was handpicked to take on the role of President and was instrumental in the implementation of a plan to stabilize the company and restructure the business, paving the way for its eventual sale to Berkshire Hathaway.

-       Most recently, he served as Senior Vice President of Corporate Strategy and Mergers and Acquisitions at Houchens Industries, where he oversaw and developed corporate strategy for the $4 billion revenue employee-owned holding company. In 2023, Houchens experienced its second largest share price gain in the last 35 years.

-       To suggest that Vince does not operate with the highest level of integrity is categorically false. Prior to Vince’s hiring, 32 reference checks were carried out on him alone, all of which suggested that Vince operates with the highest level of integrity. Underscoring this point, J. David Grissom, the former Vice Chairman of PNC Financial, who was Chairman of the Board of Trustees at the University of Louisville when the Board hired Vince, recently stated: “Vince Tyra has an outstanding reputation as a leader. The Board of Trustees hired him to clean up the Athletics Program that had been tarnished by scandal and controversy. He quickly made a significant difference. Vince listened, evaluated the situation, and then made the hard decisions needed to restore the integrity of the program. Vince is a calm, confident and firm leader. He never looks for headlines. He started every meeting by asking ‘What’s the right thing to do here?’ His moral compass is in the right place. Gildan’s Board of Directors will never regret its decision to hire Vince Tyra as CEO.”

-       In contrast, in behavior that is inconsistent with that of a senior executive, let alone a chief executive, Glenn recorded a private and confidential phone call on November 24, 2023, with then Chair of Gildan’s Board, Donald Berg without the Chair’s knowledge. Upon his departure, he also violated Company policies related to the safeguarding of corporate information, including wiping data from his Gildan communication devices.

“Considering the Board has a history of diligence failures and recruiting underqualified executives, it has not earned the right to hand-select its own replacement directors.”

-       These Board changes were recommended by our Corporate Governance and Social Responsibility Committee after extensive conversations with Gildan’s shareholders and the hiring of an independent search firm. The process was robust.

-       One of the consistent themes we heard during shareholder conversations was the need for more apparel expertise and experience with value-oriented consumer products on the Board – which this refreshed slate delivers. That is why we are also recommending that shareholders vote for two of the nominees on the dissident slate, Karen Stuckey and J.P. Towner.

-       Meanwhile, Browning West continually rebuffed our request to interview their candidates.

-       All of Gildan’s new directors possess the necessary leadership experience, relevant expertise, and diverse backgrounds to be of tremendous value to our Board and management team in driving Gildan forward.

“Though the Board has attempted to slander Mr. Chamandy, Gildan’s recent strong operating and financial results reveal the truth of his performance.”

“UNDER MR. CHAMANDY, GILDAN HAS OUTPERFORMED ON A 2-YEAR, 5-YEAR, AND 10-YEAR PERIOD”

-       In recent years, it became clear to the Board that the business was losing momentum and growth was stagnating. The removal of Mr. Chamandy and appointment of Mr. Tyra was the critical change needed to reverse the stagnation in our sales in order to continue to outperform relative to Gildan’s peers.

-       Browning West has chosen to clearly cherry-pick data favorable to Mr. Chamandy’s performance and the information they have put forth is obviously misleading.

TSR Performance Under Mr. Chamandy

-       Under Mr. Chamandy’s leadership, while annualized TSR from December 2003 to December 2014 was 21%, from December 2014 through December 2023, it was only 5%.[3]

-       Recently, prior to Mr. Chamandy’s termination and during the period between Q1 2022 and December 8, 2023, Gildan’s TSR was (4)%, whereas the median TSR of the same select Gildan peers was 2%.[4]

Write-downs and M&A Performance Under Mr. Chamandy

-       To highlight M&A missteps by Mr. Chamandy, since 2013, Gildan accrued over ~$450 million of write-downs, including restructuring and acquisition related-costs, impairment of intangible assets and impact of strategic product line initiatives. More than half of the $450 million resulted from acquisitions and strategy decisions that did not meet expectations.

-       These costs are associated primarily with a failed acquisition strategy of several brands, including Peds (acquired in July 2016), Doris (acquired in June 2014), Gold Toe Moretz (acquired in April 2011), V.I. Prewett & Son (acquired in September 2007), and Kentucky Derby Hosiery (acquired in June 2006).

3 Source: FactSet as of 08-Dec-2023.

4 Peer group includes G-III apparel, Kontoor Brands, Oxford Industries, Columbia Sportswear, Carter’s, Under Armour, Ralph Lauren, V.F. Corporation, PVH and Hanesbrands.

“We are naturally concerned that the Board has initiated a sale process in order to avoid accountability following continuous and growing support for Browning West’s calls for significant Board reconstitution.”

“…we believe that today’s announcement was likely triggered by the collapse of the Board’s reactive sale process…It is time for Gildan’s Board to immediately cease its excessive and wasteful spending of shareholder capital on its misguided sale process and numerous entrenchment tactics.”

-       To suggest the sale process is misguided and/or has collapsed is entirely inaccurate. There continues to be external interest in acquiring the Company and the process is ongoing.

-       This process began in response to the receipt of a confidential non-binding expression of interest to acquire Gildan. The Board was adhering to its fiduciary duty to the Company and has been acting in the best interest of shareholders by trying to maximize value.

-       Despite Browning West’s public stance against considering any alternative, its attempts to disrupt the process, and their portraying the review of alternatives as an entrenchment strategy for the Board, the process is robust and will be measured against the value creation potential of our compelling current strategic plan.

-       Regarding wasteful spending of shareholder capital, Browning West has a clear track record of hand-picking CEOs and then excessively spending shareholder capital for their pay packages. For instance, Browning West reportedly proposed instituting an incentive package for Vistry management, which would have seen the CEO pocket a bonus of up to £60 million. In addition, Tempur Sealy, a company where Usman Nabi, Browning West’s Co-founder ran a proxy contest with his prior firm H Partners in 2014, and one that is reportedly Browning West’s largest current holding, has excessively paid its CEO the following amounts:

▪  2020: $31.62 million (USD)

▪  2021: $96.04 million (USD)

▪  2022: $18.11 million (USD)

▪  2023: $51.81 million (USD)

“...the Board has spent the last five months using its legal and PR machines to entrench itself and fight its own shareholders…”

-       Gildan retained advisors for several reasons:

1.    to respond to Browning West’s aggressive activist campaign, which falsely attacked both the Board and the Company in its attempt to take control of Gildan without paying a premium;

2.    to litigate Browing West’s apparent violation of U.S. law when it increased its stake in its effort to call a Special Meeting;

3.    to evaluate any expression of interest to acquire Gildan; and

4.    to allow management to remain focused on running the business and creating shareholder value.

-       Over the last several months, the Company has repeatedly tried to reach a settlement agreement with Browning West. However, those efforts were all rebuffed as the activist hedge fund pressed on with its needless and wasteful proxy contest.

The Board is fully behind Vince Tyra as CEO and looks forward to supporting him and Gildan’s talented management team as we continue to execute and enhance the Company’s long-term strategy. In addition to launching his refreshed strategic priorities, Vince has hit the ground running and is highly visible and transparent among employees, investors, customers, and all of Gildan’s stakeholders.

•	Investors: In just his first few months on the job, Vince has played a key role in the Board’s outreach to shareholders, including many of the 98 meetings across Gildan’s top 25 shareholders. Those meetings greatly influenced the Board’s refreshment process and Vince’s revamped Gildan Sustainable Growth strategy.
•	Employees: He also visited 18 Gildan offices and manufacturing sites in his first 90 days as CEO, has held over 100 meetings with Gildan leaders, and held several interactive town halls while interacting with over 2,000 employees to create openness and start a two-way dialogue.
•	Customers and Partners: Vince has been highly present, frequently attending trade shows to reconnect with customers and is in regular dialogue with Gildan’s major partners to better understand their challenges and opportunities for the Company.

We encourage Gildan shareholders to support Vince in executing our long-term vision as well as our highly skilled, diverse, proven, and recently refreshed Board.

VOTE THE BLUE PROXY CARD TODAY

We look forward to seeing you at the 2024 Annual Meeting and for the opportunity to answer your questions, but if you cannot attend, it is important that your shares be represented. Whether or not you plan to attend the 2024 Annual Meeting, we urge you to read the Management Information Circular carefully and to vote FOR ALL the recommended Gildan director nominees by using the enclosed BLUE proxy and NOT to vote for Browning West’s director nominees other than Karen Stuckey and J.P. Towner. We encourage shareholders to disregard any gold proxy card sent to you by Browning West. Only the latest dated proxy card will count at the Annual Meeting. As Gildan is using a “universal” proxy containing all the Gildan nominees as well as the other nominees proposed by Browning West, there is no need to use any other proxy regardless of how you propose to vote.

Thank you for your continued support of Gildan and please vote the BLUE proxy card today.

Sincerely,

The Gildan Board of Directors

Questions? Need help Voting?

Contact Kingsdale Advisors at 1-888-518-6813 or by email at contactus@kingsdaleadvisors.com

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Caution Concerning Forward-Looking Statements

Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and strategies to achieve these objectives. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2023 (“FY2023 MD&A”) for a discussion of the various factors that may affect these forward-looking statements. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout such document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion or projection in such forward-looking information, include, but are not limited to changes in general economic, financial or geopolitical conditions globally or in one or more of the markets we serve, including the pricing and inflationary environment, and our ability to implement our growth strategies and plans, as well as those factors listed in the FY2023 MD&A under the “Risks and uncertainties” section and “Caution regarding forward-looking statements” sections. These factors may cause the Company’s actual performance in future periods to differ materially from any estimates or projections of future performance expressed or implied by the forward-looking statements included in this press release.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

About Gildan

Gildan is a leading manufacturer of everyday basic apparel. The Company’s product offering includes activewear, underwear and socks, sold to a broad range of customers, including wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms and to global lifestyle brand companies. The Company markets its products in North America, Europe, Asia Pacific, and Latin America, under a diversified portfolio of Company-owned brands including Gildan®, American Apparel®, Comfort Colors®, GOLDTOE® and Peds®.

Gildan owns and operates vertically integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean, North America, and Bangladesh. Gildan operates with a strong commitment to industry-leading labour, environmental and governance practices throughout its supply chain in accordance with its comprehensive ESG program embedded in the Company's long-term business strategy. More information about the Company and its ESG practices and initiatives can be found at www.gildancorp.com.

Media Relations Team (514) 343-8814 communications@gildan.com